UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 23)

                          METRO-GOLDWYN-MAYER INC.
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                              (Name of Issuer)

                   common stock, $.01 par value per share
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                       (Title of Class of Securities)

                                 591610100
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                               (CUSIP Number)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                         150 Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                               (310) 271-0638
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             September 23, 2004
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          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ...

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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                      CUSIP NO. 591610100    13D PAGE 2 OF

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(1)NAME OF REPORTING PERSON

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   TRACINDA CORPORATION
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(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A)  [_]

   (B)  [_]
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(3)SEC USE ONLY

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(4)SOURCE OF FUNDS

   N/A
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(5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) [_]
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(6)CITIZENSHIP OR PLACE OF ORGANIZATION

   NEVADA
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                                (7) SOLE VOTING POWER

                                    164,049,644
                                ----------------------------

                     NUMBER OF  (8) SHARED VOTING POWER

                       SHARES            0

                    BENEFICIALLY

                      OWNED BY
                                ----------------------------

                        EACH    (9) SOLE DISPOSITIVE POWER

                     REPORTING      164,049,644

                       PERSON

                        WITH
                                ----------------------------

                                (10)SHARED DISPOSITIVE POWER

                                         0
                    ----------------------------------------



     (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         164,049,644

     ---------------------------------------------------------------------

     (12)CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

     ---------------------------------------------------------------------

     (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.9%

     ---------------------------------------------------------------------

     (14)TYPE OF REPORTING PERSON

         CO

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                      CUSIP NO. 591610100    13D PAGE 3 OF

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(1)NAME OF REPORTING PERSON

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   KIRK KERKORIAN
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(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A)  [_]

   (B)  [_]
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(3)SEC USE ONLY

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(4)SOURCE OF FUNDS

   N/A
-------------------------------------------------------------------------------

(5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
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(6)CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
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                                (7) SOLE VOTING POWER

                                      174,049,644
                                ----------------------------

                     NUMBER OF  (8) SHARED VOTING POWER

                       SHARES       0

                    BENEFICIALLY

                      OWNED BY
                                ----------------------------

                        EACH    (9) SOLE DISPOSITIVE POWER

                     REPORTING       174,049,644

                       PERSON

                        WITH
                                ----------------------------

                                (10)SHARED DISPOSITIVE POWER

                                    0

                    ----------------------------------------

     (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          174,049,644


     ---------------------------------------------------------------------

     (12)CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

     ---------------------------------------------------------------------

     (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.1%


     ---------------------------------------------------------------------

     (14)TYPE OF REPORTING PERSON

         IN

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                      CUSIP NO. 591610100    13D PAGE 4 OF

-------------------------------------------------------------------------------

(1)NAME OF REPORTING PERSON

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   250 RODEO, INC.
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(2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (A)  [_]

   (B)  [_]
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(3)SEC USE ONLY

-------------------------------------------------------------------------------

(4)SOURCE OF FUNDS

   N/A
-------------------------------------------------------------------------------

(5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
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(6)CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
-------------------------------------------------------------------------------

                                (7) SOLE VOTING POWER

                                     19,758,648
                                ----------------------------

                     NUMBER OF  (8) SHARED VOTING POWER

                       SHARES       0

                    BENEFICIALLY

                      OWNED BY
                                ----------------------------

                        EACH    (9) SOLE DISPOSITIVE POWER

                     REPORTING       19,758,648

                       PERSON

                        WITH
                                ----------------------------

                                (10)SHARED DISPOSITIVE POWER

                                    0
                    ----------------------------------------

     (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,758,648

     ---------------------------------------------------------------------

     (12)CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [_]

     ---------------------------------------------------------------------

     (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         [8.3%]

     ---------------------------------------------------------------------

     (14)TYPE OF REPORTING PERSON

         CO

     ---------------------------------------------------------------------

This Amendment No. 23 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on November 26, 1997, on July 27, 1998, on August 19, 1998, on September 2, 1998, on October 26, 1998, on November 20, 1998, on February 4, 1999, on May 4, 1999, on October 18, 1999, on November 19, 1999, on February 6, 2001, on May 2, 2001, on July 2, 2002, on January 21, 2003, on January 30, 2003, on February 4, 2003, and as amended by Tender Offer Statement on Schedule 14D-100 dated August 21, 2003 and subsequent amendments on August 21, 2003, on September 5, 2003, on September 25, 2003, on October 3, 2003, and on October 9, 2003 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), 250 Rodeo, Inc., a Delaware corporation ("250 Rodeo"), and Mr. Kirk Kerkorian (collectively with Tracinda and 250 Rodeo, the "Reporting Persons"). Capitalized terms used herein and not otherwise defined in this Amendment No. 23 shall have the meanings set forth in the Schedule 13D.

1. Item 4 of the Schedule 13D is hereby amended to add the following information:

On September 23, 2004, LOC Acquisition Company ("Newco") and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for a merger of Newco with and into the Company (the "Merger"), pursuant to which all of the shares of Common Stock will be converted into the right to receive $12.00 per share. The consummation of the Merger is subject to the satisfaction or waiver at or prior to the effective time of the Merger of certain conditions, including, but not limited to, adoption of the Merger Agreement by the holders of shares of Common Stock and receipt of required regulatory approvals.

Concurrently with the execution of the Merger Agreement, Tracinda and 250 Rodeo (together the "Principal Stockholders") entered into a Voting and Support Agreement (the "Voting Agreement") with Newco, pursuant to which the Principal Stockholders agreed to vote the shares of Common Stock beneficially owned by them and with respect to which they have the right to vote (the "Subject Shares") (i) in favor of the Merger, (ii) against any Takeover Proposal (as defined in the Merger Agreement), (iii) against any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of any Principal Stockholder under the Voting Agreement; and
(iv) except as otherwise agreed to in writing in advance by Newco or as contemplated by the Merger Agreement, against: (1)(A) any change in the board of directors of the Company; (B) any change in the capitalization of the Company or any amendment of the Company's certificate of incorporation or bylaws; or (C) any change in the Company's corporate structure or business; and (2) any other action, proposal, transaction or agreement that would reasonably be expected to compete with or adversely affect the timely consummation of the Transaction. Each Principal Stockholder also agreed not to enter into any agreement or understanding with any Person that would reasonably be expected to violate, conflict or interfere with the provisions of the Voting Agreement or adversely affect the timely consummation of the Merger. Each Principal Stockholder also executed and delivered to Newco an irrevocable proxy to vote the Subject Shares in a manner consistent with the Voting Agreement and the Merger Agreement.

Pursuant to the Voting Agreement, the Principal Stockholders also agreed not to (a) directly or indirectly solicit, initiate, propose or take any other action to facilitate any Takeover Proposal, (b) enter into any agreement, arrangement or understanding with respect to any Takeover Proposal, (c) initiate or participate in any way in any negotiations or discussions regarding a Takeover Proposal, (d) furnish or disclose to any third party any information with respect to, or which would be reasonably expected to lead to, any Takeover Proposal, (e) solicit proxies or become a "participant" in or otherwise assist a "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act) that would reasonably be expected to compete with or adversely affect the timely consummation of the Merger or result in the termination of, or failure to consummate, the Merger, (f) otherwise encourage or assist any person in taking or planning any action which would reasonably be expected to compete with or adversely affect the timely consummation of the Merger or result in the abandonment or termination of, or failure to consummate, the Merger,
(g) directly or indirectly encourage, initiate or cooperate in a stockholders' vote or action by written consent of the Company's stockholders that would reasonably be expected to compete with or adversely affect the timely consummation of the Merger or result in the termination of, or failure to consummate, the Merger or (h) become a member of a "group" (as such term is used in Section 13(d) of the Securities Exchange
Act) with respect to any voting securities of the Company for any purpose that would reasonably be expected to compete with or adversely affect the timely consummation of the Merger or result in the termination of, or failure to consummate, the Merger.

Each Principal Stockholder also agreed not to Transfer (as defined in the Voting Agreement), or enter into any agreement with respect to a Transfer of, any of the Subject Shares or any interest therein. Each Principal Stockholder agreed not to (i) grant any proxies, options or rights of first offer or refusal with respect to any of the Subject Shares, (ii) permit any such shares to become subject to any pledges, liens, preemptive rights, security interests, claims, charges or other encumbrances or arrangements (other than the pledge agreements currently in effect with Bank of America) or (iii) enter into any voting agreement, voting trust or other voting arrangement with respect to any of the Subject Shares. Notwithstanding the foregoing, (x) either Principal Stockholder may take any action described in the previous two sentences, so long as the other party (a "transferee") to such Transfer or other arrangement executes the Voting Agreement (or a joinder thereto in a form reasonably satisfactory to Newco) and agrees to be bound by its terms; provided, however, that notwithstanding such Transfer or arrangement, such Principal Stockholder shall continue to be liable for any breach by such transferee of its agreements and covenants under the Voting Agreement, and (y) the Principal Stockholders are permitted to (1) amend, extend or otherwise modify their existing credit documents with Bank of America and (2) enter into new credit arrangements replacing or supplementing those documents, provided that such amendment, extension or modification or new credit arrangement, in each case, does not contain provisions that adversely affect the ability of the Principal Stockholders to comply with their obligations under the Voting Agreement other than provisions that are substantially similar to the provisions in the existing credit documents.

Nothing contained in the Voting Agreement shall limit or affect any actions taken by either Principal Stockholder or any person or entity controlling or under the control of either Principal Stockholder of the types described in clauses (i) and (ii) of the proviso to paragraph (a) of Section 6.2 of the Merger Agreement in response to a Takeover Proposal, to the extent that the Company is permitted to take such actions under the aforementioned proviso and provided that such Principal Stockholder acts in accordance with any requirement set forth in such proviso, nor shall anything contained in the Voting Agreement limit or affect any actions taken by any person in his capacity as a director of the Company in accordance with the provisions of the Merger Agreement, and none of such actions taken in accordance with the provisions of the Voting Agreement or in accordance with the provisions of the Merger Agreement shall be deemed to constitute a breach of the Voting Agreement.

The Voting Agreement terminates upon the earlier of (a) the mutual agreement of Newco and each Principal Stockholder, (b) the effective time of the Merger, (c) the termination of the Merger Agreement pursuant to its terms, and (d) the execution by the Company of any amendment, supplement, waiver or modification to the Merger Agreement that has not previously been approved in writing by each Principal Stockholder.

Concurrently with the execution of the Merger Agreement, as an inducement to Tracinda and 250 Rodeo to enter into, and to Mr. Kerkorian to cause Tracinda and 250 Rodeo to enter into, the Voting Agreement and thereby to facilitate the Merger, which the Board of Directors of the Company had unanimously determined is in the best interests of the stockholders of the Company, and in recognition of the substantial benefits which the Board of Directors of the Company believed will inure to the stockholders of the Company by reason of the Merger, the Board of Directors of the Company determined to enter into an indemnity agreement ("Indemnity Agreement") with the Reporting Persons. Pursuant to the Indemnity Agreement, the Company agreed to indemnify the Reporting Persons against certain liabilities in connection with any actual or threatened action, suit or proceeding arising from or relating to the execution, delivery and/or performance of the Merger Agreement and/or the Voting Agreement and the transactions contemplated by such agreements. Newco has agreed to honor the obligations of the Company under the Voting Agreement after the effective time of the Merger.

The foregoing descriptions of the Voting Agreement and the Indemnity Agreement are qualified in their entirety by reference to the Voting Agreement and the Indemnity Agreement, copies of which have been filed as Exhibits 99.1 and 99.2 to this Statement and are incorporated herein by reference.

Except as set forth in this Item 4 (including the matters described in Item 6, which are incorporated herein by reference), the Reporting Persons have no present plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

2. Item 5 of the Schedule 13D is hereby amended to incorporate by reference the information provided on the cover pages of this Statement.

3. Item 6 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Statement and in the Voting Agreement and Indemnity Agreement, copies of which are attached as Exhibits
99.1 and 99.2 to this Statement.

4. Item 7 of the Schedule 13D is hereby amended to add the following exhibits.

Exhibit No.                         Description
-----------                         -----------

Exhibit 99.1 Voting and Support Agreement, dated as of September 23, 2004, among Tracinda Corporation, 250 Rodeo, Inc., and LOC Acquisition Company.

Exhibit 99.2                        Indemnity Agreement, dated as of
                                    September 23, 2004, among
                                    Metro-Goldwyn-Mayer Inc., Kirk
                                    Kerkorian, Tracinda Corporation
                                    and 250 Rodeo, Inc.


5. Except as specifically provided herein, this Amendment No. 23 does not modify any of the information previously reported on the Schedule 13D.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2004



                                       TRACINDA CORPORATION,
                                       a Nevada corporation

                                       By:  /s/  ANTHONY L. MANDEKIC
                                          --------------------------
                                          Name:  Anthony L. Mandekic
                                          Title: Secretary/Treasurer


                                        KIRK KERKORIAN

                                        By: /s/  ANTHONY L. MANDEKIC
                                           ------------------------
                                           Name:  Anthony L. Mandekic
                                           Title: Attorney-in-Fact*


                                        250 RODEO, INC.,
                                        a Delaware corporation

                                        By:  /s/  ANTHONY L. MANDEKIC
                                           --------------------------
                                           Name:  Anthony L. Mandekic
                                           Title: Secretary/Treasurer


*Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D.